                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            MemberWorks Incorporated
              ----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   586002 10 7
              ----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_| (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 586002 10 7                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Dennis P. Walker                    Social Security No. - ###-##-####
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               1,579,950
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power


                        --------------------------------------------------------
                  8     Shared Dispositive Power

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,579,950
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      10.7%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN
--------------------------------------------------------------------------------


                      SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 586002 10 7                                          Page 3 of 5 Pages
                                  SCHEDULE 13G

Item 1.

            (a) Name of Issuer:     MemberWorks Incorporated

            (b) Address:      680 Washington Boulevard
                              Suite 1100
                              Stamford, CT 06901

Item 2.

            (a) This Schedule 13G is being filed by Dennis P. Walker, Executive Vice President of Issuer.

            (b)   The address of the issuer's principal place of business is:

                              680 Washington Boulevard
                              Suite 1100
                              Stamford, CT 06901

            (c)   Mr. Walker is a US Citizen.

            (d)   Common Stock

            (e)   CUSIP Number:     586002 10 7

Item 3.

      Not applicable.

Item 4.     Ownership

            (a) For the year ended December 31, 1997, the aggregate number of shares of the Company's common stock beneficially owned by Dennis P. Walker is 1,579,950 shares.

            (b) Percent of Class: 10.7% based upon 14,796,017 shares outstanding.

            (c) Included in the 1,579,950 shares of common stock beneficially owned by Mr. Walker are 26,450 shares issuable upon the exercise of outstanding stock options presently exercisable or exercisable within sixty (60) days after December 31, 1997, 184,300 shares held in trust for the benefit of Mr. Walker's children, with respect to which he disclaims beneficial ownership and 500,000 shares held by Mr. Walker's wife, to which he disclaims beneficial ownership.
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CUSIP No. 586002 10 7                                          Page 4 of 5 Pages

Item 5.     Ownership of Five Percent or Less

            Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Prepared by the Parent Holding Company

            Not Applicable

Item 8.     Identification and Classification of Members of a Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

            By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP No. 586002 10 7                                          Page 5 of 5 Pages
                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1998


/s/ Dennis P. Walker
----------------------------
Dennis P. Walker